UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________________
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

________________________Amendment No. 7___________________________
Heartland Express, Inc.
(Name of Issuer)
____________________________________________________

COMMON STOCK
(Title of Class of Securities)

422347 10 4
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)
____________________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[ X ] Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S Identification Nos. of above persons (entities only).

Ann S. Gerdin

2.	Check the appropriate box if a member of a group:
(a) [ ]
(b) [ X ]
3.	SEC USE ONLY
4.	Citizenship or place of organization: United States of America

Number of shares beneficially owned by each reporting person with:
5.	Sole voting power

6.	Shared voting power

6,253,050 (1)
7.	Sole dispositive power

8.	Shared dispositive power

8,189,326 (2)
9.	Aggregate amount beneficially owned by each reporting person

8,189,326 (2)
10.	Check if the aggregate amount in Row (9) excludes certain shares
[ ]
11.	Percent of class represented by amount in Row (9)

9.7% (2) (3)
12.	Type of reporting person

IN

(1)
Includes 6,253,050 of shares of Common Stock held by the Ann S. Gerdin Revocable Trust. Ann S. Gerdin, Michael J. Gerdin, Julie J. Durr, and Angela K. Janssen serve as co-trustees of the Ann S. Gerdin Revocable Trust and have shared voting and dispositive power over shares held by such trust. Beneficial ownership in the foregoing shares is disclaimed except to the extent of the reporting person’s pecuniary interest.

(2)
Comprised of (i) 6,253,050 of shares of Common Stock held by the Ann S. Gerdin Revocable Trust and (ii) 1,936,276 shares of Common Stock represented by voting trust certificates that are owned by Gerdin Family Investments, LP ("GFI"). Ann S. Gerdin, Michael J. Gerdin, Julie J. Durr, and Angela K. Janssen serve as co-trustees of the Ann S. Gerdin Revocable Trust and have shared voting and dispositive power over shares held by such trust. Beneficial ownership in the foregoing shares is disclaimed except to the extent of the reporting person’s pecuniary interest. As co-general partner of GFI, the Ann S. Gerdin Revocable Trust has shared dispositive power over the shares owned by GFI, but a voting trustee holds all voting powers. Beneficial ownership is disclaimed, because as one of the co-general partners, the Ann S. Gerdin Revocable Trust does not have the power to dispose of those shares without the consent of at least one other co-general partner.

(3)	Based on 84,115,119 shares of Common Stock outstanding as of December 31, 2015.

1.	Names of Reporting Persons. I.R.S Identification Nos. of above persons (entities only).

Ann S. Gerdin Revocable Trust

2.	Check the appropriate box if a member of a group:
(a) [ ]
(b) [ X ]
3.	SEC USE ONLY
4.	Citizenship or place of organization: United States of America

Number of shares beneficially owned by each reporting person with:
5.	Sole voting power

6.	Shared voting power

6,253,050 (1)
7.	Sole dispositive power

8.	Shared dispositive power

8,189,326 (2)
9.	Aggregate amount beneficially owned by each reporting person

8,189,326 (2)
10.	Check if the aggregate amount in Row (9) excludes certain shares
[ ]
11.	Percent of class represented by amount in Row (9)

9.7% (2) (3)
12.	Type of reporting person

OO

(1)
Includes 6,253,050 of shares of Common Stock held by the Ann S. Gerdin Revocable Trust. Ann S. Gerdin, Michael J. Gerdin, Julie J. Durr, and Angela K. Janssen serve as co-trustees of the Ann S. Gerdin Revocable Trust and have shared voting and dispositive power over shares held by such trust. Beneficial ownership in the foregoing shares is disclaimed except to the extent of the reporting person’s pecuniary interest.

(2)
Comprised of (i) 6,253,050 of shares of Common Stock held by the Ann S. Gerdin Revocable Trust and (ii) 1,936,276 shares of Common Stock represented by voting trust certificates that are owned by GFI. Ann S. Gerdin, Michael J. Gerdin, Julie J. Durr, and Angela K. Janssen serve as co-trustees of the Ann S. Gerdin Revocable Trust and have shared voting and dispositive power over shares held by such trust. Beneficial ownership in the foregoing shares is disclaimed except to the extent of the reporting person’s pecuniary interest. As co-general partner of GFI, the Ann S. Gerdin Revocable Trust has shared dispositive power over the shares owned by GFI, but a voting trustee holds all voting powers. Beneficial ownership is disclaimed, because as one of the co-general partners, the Ann S. Gerdin Revocable Trust does not have the power to dispose of those shares without the consent of at least one other co-general partner.

(3)	Based on 84,115,119 shares of Common Stock outstanding as of December 31, 2015.

1.	Names of Reporting Persons. I.R.S Identification Nos. of above persons (entities only).

Julie J. Durr

2.	Check the appropriate box if a member of a group:
(a) [ ]
(b) [ X ]
3.	SEC USE ONLY
4.	Citizenship or place of organization: United States of America

Number of shares beneficially owned by each reporting person with:
5.	Sole voting power

6.	Shared voting power

6,285,634 (1)
7.	Sole dispositive power

8.	Shared dispositive power

8,221,910 (2)
9.	Aggregate amount beneficially owned by each reporting person

8,221,910 (2)
10.	Check if the aggregate amount in Row (9) excludes certain shares
[ ]
11.	Percent of class represented by amount in Row (9)

9.8% (2) (3)
12.	Type of reporting person

IN

(1)
Comprised of (i) 6,253,050 of shares of Common Stock held by the Ann S. Gerdin Revocable Trust and (ii) 32,584 shares of Common Stock owned by trusts established for the benefit of Mrs. Durr’s children, over which Mrs. Durr serves as co-trustee and has shared voting and dispositive power. Ann S. Gerdin, Michael J. Gerdin, Julie J. Durr, and Angela K. Janssen serve as co-trustees of the Ann S. Gerdin Revocable Trust and have shared voting and dispositive power over shares held by such trust. Beneficial ownership in the foregoing shares is disclaimed except to the extent of the reporting person’s pecuniary interest.

(2)
Comprised of (i) 6,253,050 shares of Common Stock owned by the Ann S. Gerdin Revocable Trust, (ii) 1,936,276 shares of Common Stock represented by voting trust certificates that are owned by GFI, and (iii) 32,584 shares of Common Stock owned by trusts established for the benefit of Mrs. Durr’s children, over which Mrs. Durr serves as co-trustee and has shared voting and dispositive power. Ann S. Gerdin, Michael J. Gerdin, Mrs. Durr, and Angela K. Janssen serve as co-trustees of the Ann S. Gerdin Revocable Trust and have shared voting and dispositive power over shares held by such trust. Beneficial ownership in the foregoing shares is disclaimed except to the extent of the reporting person’s pecuniary interest. As co-general partner of GFI, Mrs. Durr has shared dispositive power over the shares owned by GFI, but a voting trustee holds all voting powers. Beneficial ownership is disclaimed, because as one of the co-general partners, Mrs. Durr does not have the power to dispose of those shares without the consent of at least one other co-general partner.

(3)	Based on 84,115,119 shares of Common Stock outstanding as of December 31, 2015.

1.	Names of Reporting Persons. I.R.S Identification Nos. of above persons (entities only).

Angela K. Janssen

2.	Check the appropriate box if a member of a group:
(a) [ ]
(b) [ X ]
3.	SEC USE ONLY
4.	Citizenship or place of organization: United States of America

Number of shares beneficially owned by each reporting person with:
5.	Sole voting power

6.	Shared voting power

6,291,947 (1)
7.	Sole dispositive power

8.	Shared dispositive power

8,228,223 (2)
9.	Aggregate amount beneficially owned by each reporting person

8,228,223 (2)
10.	Check if the aggregate amount in Row (9) excludes certain shares
[ ]
11.	Percent of class represented by amount in Row (9)

9.8% (2) (3)
12.	Type of reporting person

IN

(1)
Comprised of (i) 6,253,050 shares of Common Stock owned by the Ann S. Gerdin Revocable Trust, (ii) 32,584 shares of Common Stock owned by trusts established for the benefit of Mrs. Janssen’s children, over which Mrs. Janssen serves as co-trustee and has shared voting and dispositive power, and (iii) 6,313 shares owned by Mrs. Janssen’s husband. Ann S. Gerdin, Michael J. Gerdin, Julie J. Durr, and Mrs. Janssen serve as co-trustees of the Ann S. Gerdin Revocable Trust and have shared voting and dispositive power over shares held by such trust. Beneficial ownership in the foregoing shares is disclaimed except to the extent of the reporting person’s pecuniary interest. As co-general partner of GFI, Mrs. Janssen has shared dispositive power over the shares owned by GFI, but a voting trustee holds all voting powers. Beneficial ownership is disclaimed, because as one of the co-general partners, Mrs. Janssen does not have the power to dispose of those shares without the consent of at least one other co-general partner.

(2)
Comprised of (i) 6,253,050 shares of Common Stock owned by the Ann S. Gerdin Revocable Trust, (ii) 1,936,276 shares of Common Stock represented by voting trust certificates that are owned by GFI, (iii) 32,584 shares of Common Stock owned by trusts established for the benefit of Mrs. Janssen’s children, over which Mrs. Janssen serves as co-trustee and has shared voting and dispositive power, and (iv) 6,313 shares owned by Mrs. Janssen’s husband. Ann S. Gerdin, Michael J. Gerdin, Julie J. Durr, and Mrs. Janssen serve as co-trustees of the Ann S. Gerdin Revocable Trust and have shared voting and dispositive power over shares held by such trust. Beneficial ownership in the foregoing shares is disclaimed except to the extent of the reporting person’s pecuniary interest. As co-general partner of GFI, Mrs. Janssen has shared dispositive power over the shares owned by GFI. Beneficial ownership is disclaimed, because as one of the co-general partners, Mrs. Janssen does not have the power to dispose of those shares without the consent of at least one other co-general partner.

(3)	Based on 84,115,119 shares of Common Stock outstanding as of December 31, 2015.

Item 1.

(a)	Name of issuer

Heartland Express, Inc.

(b)	Address of issuer's principal executive offices

901 North Kansas Avenue North Liberty, IA 52317

Item 2.

(a)	Name of person filing

This Schedule 13G/A is being filed on behalf of (i) Ann S. Gerdin, (ii) the Ann S. Gerdin Revocable Trust, (iii) Julie J. Durr, and (iv) Angela K. Janssen (collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G/A as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G/A jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)	Address of principal business office or, if none, residence

The principal business office of the Reporting Persons is 901 North Kansas Avenue, North Liberty, IA 52317.

(c)	Citizenship

United States of America

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number
422347 10 4

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)-(c)

As of December 31, 2015, there were 84,115,119 shares of Common Stock outstanding.

Ann S. Gerdin may be deemed to be the beneficial owner of 6,253,050 shares of Common Stock owned by the Ann S. Gerdin Revocable Trust and 1,936,276 shares of Common Stock owned by GFI. Ann S. Gerdin, Michael J. Gerdin, Julie J. Durr, and Angela K. Janssen serve as co-trustees of the Ann S. Gerdin Revocable Trust and have shared voting and dispositive power over shares held by such trust. As co-general partner of GFI, the Ann S. Gerdin Revocable Trust has shared dispositive power over the shares owned by GFI, but a voting trustee holds all voting powers. As one of the co-general partners, the Ann S. Gerdin Revocable Trust does not have the power to dispose of those shares without the consent of at least one other co-general partner. The foregoing represents approximately 9.7% of the Issuer's Common Stock.

The Ann S. Gerdin Revocable Trust may be deemed to be the beneficial owner of 6,253,050 shares of Common Stock and 1,936,276 shares of Common Stock owned by GFI. Ann S. Gerdin, Michael J. Gerdin, Julie J. Durr, and Angela K. Janssen serve as co-trustees of the Ann S. Gerdin Revocable Trust and have shared voting and dispositive power over shares held by such trust. As co-general partner of GFI, the Ann S. Gerdin Revocable Trust has shared dispositive power over the shares owned by GFI, but a voting trustee holds all voting powers. As one of the co-general partners, the Ann S. Gerdin Revocable Trust does not have the power to dispose of those shares without the consent of at least one other co-general partner. The foregoing represents approximately 9.7% of the Issuer's Common Stock.

Julie J. Durr may be deemed to be the beneficial owner of 8,221,910 shares of Common Stock, comprised of (i) 6,253,050 shares of Common Stock owned by the Ann S. Gerdin Revocable Trust, (ii) 1,936,276 shares of Common Stock represented by voting trust certificates that are owned by GFI, and (iii) 32,584 shares of Common Stock owned by trusts established for the benefit of Mrs. Durr’s children, over which Mrs. Durr serves as co-trustee and has shared voting and dispositive power. Ann S. Gerdin, Michael J. Gerdin, Mrs. Durr, and Angela K. Janssen serve as co-trustees of the Ann S. Gerdin Revocable Trust and have shared voting and dispositive power over shares held by such trust. As co-general partner of GFI, Mrs. Durr has shared dispositive power over the shares owned by GFI, but a voting trustee holds all voting powers. As one of the co-general partners, the Ann S. Gerdin Revocable Trust does not have the power to dispose of those shares without the consent of at least one other co-general partner. The foregoing represents approximately 9.8% of the Issuer’s Common Stock.

Angela K. Janssen may be deemed to be the beneficial owner of 8,228,223 shares of Common Stock, comprised of (i) 6,253,050 shares of Common Stock owned by the Ann S. Gerdin Revocable Trust, (ii) 1,936,276 shares of Common Stock represented by voting trust certificates that are owned by GFI, (iii) 32,584 shares of Common Stock owned by trusts established for the benefit of Mrs. Janssen’s children, over which Mrs. Janssen serves as co-trustee and has shared voting and dispositive power, and (iv) 6,313 shares owned by Mrs. Janssen’s husband. Ann S. Gerdin, Michael J. Gerdin, Julie J. Durr, and Mrs. Janssen serve as co-trustees of the Ann S. Gerdin Revocable Trust and have shared voting and dispositive power over shares held by such trust. As co-general partner of GFI, Mrs. Janssen has shared dispositive power over the shares owned by GFI, but a voting trustee holds all voting powers. As one of the co-general partners, the Ann S. Gerdin Revocable Trust does not have the power to dispose of those shares without the consent of at least one other co-general partner. The foregoing represents approximately 9.8% of the Issuer’s Common Stock.

Beneficial ownership in the foregoing shares is disclaimed except to the extent of each such reporting person’s pecuniary interest.

Item 5.	Ownership of Five Percent or Less of a Class

[   ] The reporting persons has ceased to be the beneficial owner of more than 5% of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ann S. Gerdin

/s/ Ann S. Gerdin, by Thomas E. Hill, pursuant to power of attorney previously filed

Ann S. Gerdin, co-trustee of the Ann S. Gerdin Revocable Trust

/s/ Ann S. Gerdin, by Thomas E. Hill, pursuant to power of attorney previously filed

Julie J. Durr

/s/ Julie J. Durr, by Thomas E. Hill, pursuant to power of attorney previously filed

Angela K. Janssen

/s/ Angela K. Janssen, by Thomas E. Hill, pursuant to power of attorney previously filed

Dated: February 4, 2016